EXHIBIT 99.1

Taussig Capital Ltd. Engagement Agreement

HAMILTON, Bermuda, July 10, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the "Company" or "Till Capital"), a company incorporated in Bermuda, announces that it has entered into a non-exclusive engagement agreement (the "Agreement") between the Company and Taussig Capital Ltd. ("TCL"), a company incorporated in Bermuda. The Agreement does not require shareholder approval.

Pursuant to the Agreement, TCL will serve as a non-exclusive "advisor" to the Company in connection with a proposed financing of a minimum of US$50 million and up to a maximum of US$150 million in equity capital from strategic investors (the "Proposed Financing") on a best efforts basis. The Proposed Financing will be priced at the current book value of the Company's restricted voting shares (the "Shares"), and any proceeds over US$150 million will be subject to approval by the Company's Board of Directors (the "Board"). The Proposed Financing may only be offered in jurisdictions in which TCL or, if applicable, its sub-advisors, are duly licensed and authorized to conduct business as a broker/dealer in securities or are exempt from registration therein. These jurisdictions may include any of the U.S., Canada, the U.K. and Switzerland.

Mr. Joseph Taussig, a principal of TCL, is also a member of the Till Capital Board and is a principal of Multi-Strat Re Ltd. ("Multi-Strat Re").  Multi-Strat Re is a company incorporated in Bermuda, with whom the Company's wholly-owned reinsurance subsidiary, Resource Re Ltd. ("RRe"), has previously entered into a separate agreement for underwriting and related services in support of its reinsurance business. Mr. Taussig has previously advised other asset managers on the formations of large, U.S. listed reinsurance companies.

The Agreement provides that TCL will earn a cash success fee of 6% (subject to a maximum fee of US$3,000,000) of all capital invested in the Company by any investor(s) it introduces prior to the year-end 2017. In addition, TCL will be awarded one Share purchase warrant (a "Warrant") for every 20 Shares purchased (or subject to conversion) by investors introduced by TCL until the 2017 year-end. Each Warrant will entitle the holder thereof to purchase one Share at the same price per Share as the Proposed Financing, and will expire up to 10 years from the date of issuance subject to applicable regulatory or stock exchange restrictions. The Warrants will have piggyback registration rights in tandem with securities issued pursuant to the Proposed Financing or any other securities of Till that will be registered under U.S. federal securities laws. In the event of the issuance of warrants to TCL in connection with a financing transaction in accordance with the Agreement, any additional share purchase warrants that may be due to Multi-Strat Re or its parent, Multi-Strat Holdings Ltd., as part of separate agreements with RRe, will no longer be owed by the Company.

Under the Agreement, the Company also agrees to pay TCL monthly retainers of US$25,000 (the "Retainers") for four months, not to exceed US$100,000 in total, which will be deducted from any success fees. TCL also will be reimbursed for reasonable out of pocket expenses, which are not to exceed US$25,000.

The Agreement also provides that after completion of the Proposed Financing, the strategic investors, who are themselves asset managers, will be allowed to manage 75% of their invested capital as part of the Company's reinsurance related assets, with the remainder expected to be managed for a minimum of two (2) years under the direction of the Company's Chief Investment Officer, Mr. William Lupien. The Company will enter into standard external asset manager agreements with the strategic investors to satisfy this provision.

The Company may engage another placement agent, investment bank, or advisor (an "Other Advisor") to raise equity capital, provided the engagement does not conflict with the TCL engagement, and TCL shall not be entitled to success fees or compensation of any kind on such financing transaction. Should an Other Advisor be engaged, the Retainers and TCL's success payments will become equal to any payments that may be paid to an Other Advisor if their fees exceed those of TCL. The Agreement also includes certain other standard provisions relating to a TCL reserve list of potential investors.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

The information contained in this news release includes forward-looking statements as that term is used in US federal securities laws and Canadian securities laws. The Company intends for these forward-looking statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1955 in the United States. Forward-looking statements reflect the expectations of management and consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, assumptions or intentions regarding the future. These forward looking statements can generally be identified by phrases or statements such as "plan", "expect", "will", "should", and "attempt". Particular risks applicable to forward looking information contained in this news release include risks associated with the following: 1) the Company's ability to successfully raise equity capital pursuant to the Proposed Financing; 2) TMC's management of a minimum of 25% of the Company's reinsurance related assets; 3) the designee of the strategic investor(s) management of the balance of the Company's reinsurance related assets; and 4) the Company's ability to engage another Bank to raised equity capital. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements are made as of the date of this corporate presentation and, except as required by law, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Readers are cautioned not to rely on forward looking information as a result.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com